

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2012

Via E-mail
Mr. Joel S. Marcus
Chief Executive Officer
Alexandria Real Estate Equities, Inc.
385 East Colorado Blvd, Suite 299
Pasadena, CA 91101

> **Re:** **Alexandria Real Estate Equities, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 21, 2012**
> **File No. 1-12993**

Dear Mr. Marcus:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 46

Core Operations, page 47

1.   We note your disclosure of projected net operating income for the three months ended December 31, 2012, and your projections regarding sources and uses of capital on page 69. Please revise in future filings to include all of the disclosures required by Item 10(b)(3)(i) of Regulation S-K or tell us how you have complied with these requirements.

Comparison of the year ended December 31, 2011, to the year ended December 31, 2010

2.   In future filings, please disclose occupancy rates within your Same Properties portfolio for each period presented.

Non-GAAP measures, page 77

3.   Please revise your disclosures regarding adjusted funds from operations and adjusted EBITDA in future filings to include a statement disclosing the reasons why management believes that presentation of these non-GAAP financial measures provides useful information to investors regarding the company's financial condition and results of operations and to the extent material, a statement disclosing the additional purposes, if any, for which management uses these non-GAAP financial measures.

4.   Please tell us how you determined it was appropriate to identify certain capital expenditures as non-recurring. Refer to Item 10(e)(1)(ii)(B) of Regulation S-K.

5.   We note your disclosure that unencumbered net operating income as a percentage of total net operating income is a non-GAAP measure useful to investors as an additional measure of your ability to service unsecured obligations. As such, it appears that this measure is presented as a liquidity measure. Please tell us how you determined it was appropriate to reconcile this measure to income from continuing operations and to exclude charges that required cash settlement from this measure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief